Dear Shareholders:

Lexington GNMA Income Fund had a total return of 0.8%* per the six-month period ended June 30, 1999. This compares to a negative total return of 0.5% for the average GNMA-oriented mutual fund monitored by Lipper, Inc. and a positive return of 0.57% for the unmanaged Lehman Brothers Mortgage-Backed Securities Index.

Portfolio Review

We expected 1999 to be a difficult year for fixed income investors and, so far, it has been. Long-term U.S. Treasury bond yields have climbed steadily from the sub-4.75% low last September. They topped 6% in June. Higher yields mean lower bond prices and, generally, lower prices for fixed income mutual funds. The Lexington GNMA Income Fund was one of the few high-grade, intermediate term offerings to show a positive return.

The Fund fared better than its competitors because it was prepared for higher interest rates. During the final months of 1998, the Fund added to its holdings of high-coupon mortgage securities. Also, early this year, we sold our long-term U.S. Treasury bond investments. These actions reduced the Fund's sensitivity to rising interest rates. Cash flow, both from interest and principal payments and new shareholder investments, was used to purchase U.S. Treasury Inflation Index bonds (so-called TIP's). These bonds provided both coupon income and protection against rising inflation. The principal value of the bond increases based on the monthly changes in the Consumer Price Index. Such holdings now amount to 14% of total Fund assets. Despite a continued low level of inflation, TIP's have been a big winner so far this year. For example, the TIP bond currently held by the Fund recorded a 0.76% total return during the first six months of 1999. This compares with a negative 4.4% total return for the index of U.S. Treasury bonds with seven to ten year maturities.

Market Outlook

Prospects for the next six months aren't particularly rosy. The bond market is faced with numerous obstacles to better price performance. Economic growth is above the rate at which Federal Reserve economists believe is consistent with continued low inflation. Accordingly, the Fed recently raised short-term interest rates by 25 basis points to 5.0%. This hike, however, will likely prove to be too small to either slow the economy or mitigate the stock market related asset bubble that is helping to boost consumer spending. This will force additional increases in short-term interest rates later this year. A Federal Funds rate of 5.75% by year-end seems possible.

Higher inflation is probable later this year. Investors were given a wake-up call by the 0.7% increase in the monthly Consumer Price Index in April. While this was followed by a zero increase for May, the sub-2% year over year readings that we enjoyed since early 1998 may be a thing of the past. Commodity prices, particularly for oil-related goods, are rising sharply. This reflects production cutbacks initiated earlier this year. Much of the world still is in recession. So, demand related pricing pressure is absent. However, there are clear signs of business improvement in Asia. This would further lift commodity prices later this year. Domestically, we have witnessed a steady decline in labor costs since early 1998. The year over year increase in hourly earnings has fallen from 4.4% to a low of 3.5% in May. Given the low unemployment rate and strong pace of business expansion, it would be risky to forecast continued low wage costs.

Facing both tighter monetary policy and the prospect of higher inflation later this year, we will maintain a defensive portfolio structure in the months ahead.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund's manager considers. The manager will rely upon public filings and other statements made by issuers about their Year 2000 readiness. The manager, of course, cannot audit each issuer to verify their Year 2000 readiness. If an issuer in which the fund is invested is adversely affected by Year 2000 problems, it is likely that its price will also be adversely affected. A decrease in the value of one or more of the Fund's portfolio holdings will have a similar impact on the Fund's performance. A further discussion of Year 2000 issues is included in the footnotes to the financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexingtonfunds.com.

Sincerely,

Denis P. Jamison
Portfolio Manager
August, 1999

Roseann G. McCarthy
Portfolio Manager
August, 1999

Robert M. DeMichele
President
August, 1999

* **4.99%, 8.17%,** and **8.06%** are the one, five, and ten year average annual standard total returns, respectively, for the period ended June 30, 1999. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. Total return represents past performance and is not predictive of future results. There is no guarantee that the Fund can achieve its objective.

Lexington GNMA Income Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Coupon	Stated Maturity	Principal Amount	Value (Note 1)
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION (GNMA) CERTIFICATES: 87.0%			
10.25%	8/2029	$ 1,005,069	$ 1,116,250
9.00	5/2020-11/2027	968,583	1,067,445
8.75	11/2017-10/2023	3,147,570	3,480,852
8.50	6/2022-1/2023	3,371,695	3,432,740
8.25	1/2011-10/2038	6,435,495[3]	7,031,208
8.20	4/2012-5/2017	6,637,230	7,227,172
8.15	12/2011-9/2015	9,981,198	10,848,696
8.125	5/2038-6/2039	9,305,649	9,695,905
8.10	6/2012-7/2012	1,738,173	1,886,145
8.05	7/2019-4/2021	733,429	763,456
8.00[1]	7/2036-11/2038	1,146,692	1,171,094
8.00	10/2012-11/2038	44,691,832	46,265,274
7.90	4/2029	5,854,554	5,993,600
7.875[1]	6/2021	201,643	202,399
7.875	6/2021-7/2038	10,043,119	10,454,531
7.80	5/2019-7/2019	427,213	440,427
7.75	8/2014-1/2036	2,115,014	2,173,573
7.70	8/2013	779,802	833,897
7.65	12/2012-4/2031	3,853,255	4,091,098
7.625	8/2032-7/2038	11,179,802	11,814,997
7.50	4/2013-8/2027	3,974,045	4,069,806
7.45	3/2029	18,978,160	19,126,380
7.25[2]	4/2029	550,000	542,949
7.25	5/2022-1/2029	3,561,260	3,650,381
7.20	4/2034	2,305,612	2,363,967
7.00	5/2026-7/2039	54,534,498[3]	54,018,014
6.875[1]	12/2039	583,721	585,361
6.875	1/2029-12/2039	2,934,153	2,930,187
6.82	4/2034	3,226,529	3,208,364
6.75	6/2013-11/2028	6,610,795	6,479,598
6.70	8/2014-12/2014	426,799	428,263
6.65	12/2013-9/2032	4,081,848	4,035,563
6.625	11/2028	459,367	450,033
6.55	11/2013	5,275	5,234
6.50[1]	5/2040	1,690,517	1,670,958
6.50	2/2022-5/2040	46,662,597	45,104,773
6.25	4/2026-4/2028	5,406,440	5,132,387
6.00	7/2028-10/2028	19,500,812	18,239,305
5.65	7/2029	473,482	398,611
TOTAL GNMA CERTIFICATES (cost $300,489,173)			302,430,893

Security	Principal Amount	Value (Note 1)
U.S. GOVERNMENT OBLIGATIONS: 18.7%		
U.S. Treasury Bills, 4.49%, due 11/12/99	$ 3,000,000	$ 2,946,840
U.S. Treasury Bills, 4.595%, due 11/18/99	1,000,000	981,720
U.S. Treasury Bills, 4.82%, due 12/16/99	8,600,000	8,409,768
U.S. Treasury Bills, 4.85%, due 12/23/99	1,000,000	976,860
U.S. Treasury Bonds, 5.50%, due 02/28/03	1,300,000	1,288,430
U.S. Treasury Inflation Compensation Index Bonds, 3.625%, due 01/15/08	50,000,000	49,962,450
U.S. Strip Principle, 0.00%, due 11/15/15	1,250,000	447,750
TOTAL U.S. GOVERNMENT OBLIGATIONS (cost $65,028,630)		65,013,818
TOTAL INVESTMENTS: 105.7% (cost $365,517,803†) (Note 1)		367,444,711
Liabilities in excess of other assets: (5.7%)		(19,630,936)
TOTAL NET ASSETS: 100.0% (equivalent to $8.35 per share on 41,671,272 shares outstanding)		**$347,813,775**

[1] Construction loan securities issued on a when-issued basis (Note 1).

[2] When-issued securities (Note 1).

[3] Some or all of this security is segregated for construction loan and when-issued securities (Note 1).

† Aggregate cost for Federal income tax purposes is identical.

The Notes to Financial Statements are an integral part of this statement.

Lexington GNMA Income Fund, Inc.
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $365,517,803) (Note 1)	$367,444,711
Cash	615,510
Receivable for shares sold	3,449,411
Interest receivable	2,585,143
Other assets	500,396
Total Assets	374,595,171
Liabilities	
Due to Lexington Management Corporation (Note 2)	151,586
Payable for investment securities purchased	25,688,075
Payable for shares redeemed	606,142
Distributions payable	164,573
Accrued expenses	171,020
Total Liabilities	26,781,396
Net Assets (equivalent to $8.35 per share on 41,671,272 shares outstanding) (Note 3)	$347,813,775
Net Assets consist of:	
Capital stock — authorized 100,000,000 shares, $.01 par value per share	$ 416,713
Additional paid-in capital	347,895,398
Undistributed net investment income	96,246
Accumulated net realized loss on investments	(2,521,490)
Unrealized appreciation of investments	1,926,908
Total Net Assets	$347,813,775

Lexington GNMA Income Fund, Inc.
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Interest Income		$10,978,807
Expenses		
Investment advisory fee (Note 2)	$ 844,640	
Transfer agent and shareholder servicing expenses (Note 2)	423,063	
Accounting expenses (Note 2)	130,058	
Registration fees	51,903	
Printing and mailing expenses	33,329	
Custodian expenses	22,200	
Professional fees	15,275	
Directors' fees and expenses	10,661	
Computer processing fees	10,438	
Other expenses	21,888	
Total expenses		1,563,455
Net investment income		9,415,352
Realized and Unrealized Gain (Loss) on Investments (Note 4)		
Net realized loss on investments	(1,238,132)	
Net change in unrealized appreciation of investments	(6,148,024)	
Net realized and unrealized loss		(7,386,156)
Increase in Net Assets Resulting from Operations		$ 2,029,196

The Notes to Financial Statements are an integral part of these statements.

Lexington GNMA Income Fund, Inc.
Statements of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment income	$ 9,415,352	$ 12,557,027
Net realized loss from investments	(1,238,132)	(279,621)
Net change in unrealized appreciation of investments	(6,148,024)	3,469,352
Increase in net assets resulting from operations	2,029,196	15,746,758
Distributions to shareholders from net investment income (Note 1)	(9,318,695)	(12,506,951)
Increase in net assets from capital share transactions (Note 3)	81,512,156	112,280,539
Net increase in net assets	74,222,657	115,520,346
Net Assets:		
Beginning of period	273,591,118	158,070,772
End of period (including undistributed net investment income of $96,246 and distributions in excess of net investment income of $411 in 1999 and 1998, respectively)	$347,813,775	$273,591,118

The Notes to Financial Statements are an integral part of these statements.

Lexington GNMA Income Fund, Inc.
Notes to Financial Statements
June 30, 1999 (unaudited) and December 31, 1998

1. Significant Accounting Policies

Lexington GNMA Income Fund, Inc. (the "Fund") is an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek a high level of current income, consistent with liquidity and safety of principal, through investment primarily in mortgage-backed GNMA ("Ginnie Mae") certificates that are guaranteed as to the timely payment of principal and interest by the United States Government. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

Investments Securities transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are reported on the identified cost basis. Securities are valued at the last reported bid price as of the last business day of the period or, if no current bid price is available, by the valuation as determined by the Fund's management in good faith under the direction of the Fund's Board of Directors. Short-term securities having a maturity of 60 days or less are stated at amortized cost, which approximates market value. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income, adjusted for amortization of premiums and accretion of discounts, is accrued as earned.

When-Issued Securities The Fund, at times, may purchase GNMA certificates on a delayed delivery, forward or when-issued basis with payment and delivery often taking place a month or more after the initiation of the transaction. It is the Fund's policy to record when-issued GNMA certificates (and the corresponding obligation to pay for the securities) at the time the purchase commitment becomes fixed — generally on the trade date. It is also the Fund's policy to segregate assets to cover its commitments for when-issued securities on trade date.

Construction Loan Securities The Fund may purchase construction loan securities which are issued to finance building costs. The funds are disbursed as needed or in accordance with a prearranged plan. The

1. Significant Accounting Policies (continued)

Construction Loan Securities (continued) securities provide for the timely payment to the registered holder of interest at the specified rate plus scheduled installments of principal. Upon completion of the construction phase, the construction loan securities are terminated, and project loan securities are issued. It is the Fund's policy to record these GNMA certificates on trade date, and to segregate assets to cover its commitments on trade date as well.

Federal Income Taxes It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

Distributions Dividends from net investment income are normally declared and paid monthly and dividends from net realized capital gains are normally declared and paid annually. However, the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1998, reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distribution under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Fund pays an investment advisory fee to Lexington Management Corporation (''LMC'') at an annual rate of 0.60% of the Fund's average daily net assets up to $150 million and in decreasing stages to 0.40% of average daily net assets in excess of $800 million. In accordance with the investment advisory agreement, LMC is required to reimburse the Fund for any expenses, excluding interest, taxes and extraordinary expenses which exceed 1.50% of the first $30 million of the Fund's average daily net assets and 1.00% thereafter. No reimbursement was required for the six months ended June 30, 1999.

The Fund reimburses LMC for certain expenses, including accounting and shareholder servicing costs of $271,359, which are incurred by the Fund, but paid by LMC.

3. Capital Stock

Transactions in capital stock were as follows:

	Six months ended June 30, 1999 (unaudited)		Year ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	14,418,117	$122,379,711	19,566,899	$165,825,142
Shares issued on reinvestment of dividends	1,006,178	8,504,131	1,324,681	11,213,355
	15,424,295	130,883,842	20,891,580	177,038,497
Shares redeemed	(5,823,014)	(49,371,686)	(7,639,373)	(64,757,958)
Net increase	9,601,281	$ 81,512,156	13,252,207	$112,280,539

4. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months ended June 30, 1999, excluding short-term securities, were $155,524,511 and $67,047,436, respectively.

At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $6,056,105 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $4,129,197.

5. Year 2000 Compliance Risk

The Fund seeks to ensure that the operating and processing systems of the issuers in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these issuers may not be adequately prepared for the Year 2000 which could have a material impact on the issuer itself and on the Fund's investment in that issuer.

Lexington GNMA Income Fund, Inc.
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31,			
		1998	1997	1996	1995
Net asset value, beginning of period	$ 8.53	$ 8.40	$ 8.12	$ 8.19	$ 7.60
Income (loss) from investment operations:					
Net investment income	0.25	0.48	0.51	0.53	0.58
Net realized and unrealized gain (loss) on investments	(0.18)	0.13	0.29	(0.08)	0.59
Total income from investment operations	0.07	0.61	0.80	0.45	1.17
Less distributions:					
Distributions from net investment income	(0.25)	(0.48)	(0.52)	(0.52)	(0.58)
Net asset value, end of period	$ 8.35	$ 8.53	$ 8.40	$ 8.12	$ 8.19
Total return	1.63%*	7.52%	10.20%	5.71%	15.91%
Ratio to average net assets:					
Expenses	1.01%*	1.01%	1.01%	1.05%	1.01%
Net investment income	6.11%*	5.85%	6.28%	6.56%	7.10%
Portfolio turnover rate	44.65%*	54.47%	134.28%	128.76%	30.69%
Net assets, end of period (000's omitted)	$347,814	$273,591	$158,071	$133,777	$130,681

* Annualized.

Lexington
GNMA Income Fund, Inc.

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND
TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information:
1-800-526-0052

www.lexingtonfunds.com

(800) 526-0052

"LEXLINE"

24 hour toll-free telephone access to your
Lexington Fund account
Price/Yield • Account Balances • Exchanges •
Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington GNMA Income Fund, Inc. and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX274-SAR6/99

LEXINGTON GNMA INCOME FUND, INC.

An investment primarily in mortgage-backed GNMA Certificates that are guaranteed as to the timely payment of principal and interest by the United States Government.

Semi-Annual Report
June 30, 1999

The Lexington Group
of **No-Load**
Investment Companies

LEXINGTON®